April 9, 2009



                                                                       Via EDGAR
                                                                       ---------

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0404

     Re: Response to Comments Received from the Staff of the Commission with respect to Amendment No. 1 to Registration Statement on Form S-3
          Filed on March 4, 2009
          File No. 333-157390
          Form 10-K ("10-K") for Fiscal Year Ended January 31, 2009, filed on March 26, 2009;
          File No. 0-50421
          Client-Matter No. 067780-10416205
          ----------------------------------------------------------------------

Dear Mr. Owings:

     This letter sets forth the responses of Conn's, Inc. (the "Company") to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated April 1, 2009 (the "Comment Letter") with respect to Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-157390) filed on March 4, 2009 and the Form 10-K filed on March 26, 2009.

     For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company's responses thereto.

Form 10-K for Fiscal Year Ended January 31, 2009
------------------------------------------------

Item 8. Financial Statements and Supplementary Data, page 58
------------------------------------------------------------

Note 1. Summary of Significant Accounting Policies, page 66
-----------------------------------------------------------

Receivables Not Sold, page 69
-----------------------------

     1. Please explain to us in detail your methodology for calculating the provision for bad debts associated with the receivables not sold to your qualified special purpose entity and the GAAP guidance you relied upon in developing your methodology. Please separately address the methodology used for your primary and secondary portfolios and the installment and revolving loans included in the portfolios. Refer to SAB Topic 6:L and EITF D-80. Please include a discussion of the factors that are relevant to an understanding of your methodologies and estimates used to determine probable losses, including the following:

          o How you consider your security interests and credit insurance sold to customers;
          o How you identify and evaluate the risks inherent in your primary and secondary portfolios of installment and revolving loans including whether "same as cash" or deferred interest program loans have different risk characteristics;
          o How you segment and/or group loans in the portfolios in terms of risk and past due status; The methods used to identify loans to analyze individually, including how the amounts of impairments are determined and measured;
          o Your consideration of industry, geographical, economic and political factors in determining loss rates;
          o    The  period  of  time   considered  in  using   historical   loss
               experience; and
          o How you consider the level and trend in delinquencies, charge-offs and recoveries, volume and terms of loans, changes in underwriting standards or other lending policies.

          In addition, please provide a summary of your customer accounts receivable aging and reserve analysis for the two years presented with your response. Also, tell us whether you revised your underwriting standards or other lending policies and/or modified payment terms on accounts during the past two years and, if so, the impact on your aging and reserve analysis for each year.

     The Company's combined credit portfolio consists of a large number of smaller-balance homogeneous consumer receivables. At January 31, 2009, the combined portfolio consisted of 537,957 accounts, with an average balance of $1,401, including receivables transferred to the QSPE and those not transferred to the QSPE. Only products and services offered by the Company are financed by the Company's credit programs. Based on the Company's underwriting criteria and evaluation of related collection risks, the receivables are classified (segmented) as either Primary or Secondary Portfolio accounts. Credit underwriting personnel are independent of the sales personnel and determine portfolio designation for each customer based primarily on customer credit risk, after reviewing the customer's credit score, detail credit bureau and payment history with the Company, if any. The following are typical conditions that may result in an account being classified in the Secondary Portfolio, if it is approved:

     - The customer's credit score at the time of review of the application is below 540, and/or

     - The customer is a young adult (between 18 and 24 years old) without a co-signor, and/or

     - The customer has "thin" credit file, meaning that they have little or no credit history reported in their credit bureau report, and/or

     - There are questions about the information in the credit bureau or credit application that require additional verification.

     Primary Portfolio accounts represented approximately 78.3% of the combined portfolio at January 31, 2009, with Secondary Portfolio accounts representing the remainder. Installment contracts, which represented 95% of the combined portfolio balance at January 31, 2009, have scheduled monthly payment amounts and typically have 36-month terms. Revolving charge receivables accounted for only 5% of the combined portfolio at January 31, 2009, and only customers that qualify to be designated as Primary Portfolio accounts are eligible to apply for revolving charge accounts. Additionally, within the Primary Portfolio classification, customers may qualify for same-as-cash or deferred interest programs. The Company believes that accounts generated under these programs generally perform better than the other accounts in the portfolio for customers of similar credit risk. While the loss rate experienced on these accounts is generally lower, the portion of the Primary Portfolio represented by these accounts has not changed significantly over time, and the loss experience is incorporated in the loss reserve calculation for the Primary Portfolio. These accounts represented 16.4% of the combined portfolio at January 31, 2009. All installment and revolving receivables require monthly payments and are secured by the products financed by the credit account.

          In determining the provision for bad debts for receivables not sold to the Company's QSPE, the Company considered the requirements of FASB Statement of Financial Accounting Standards (SFAS) No. 5, Accounting for Contingencies, and SFAS No. 114, Accounting by Creditors for Impairment of a Loan. Paragraph 6a of SFAS No. 114 excludes from the application of its provisions "large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. Those loans may include but are not limited to credit card, residential mortgage and consumer installment loans." As such, the Company applies the provisions of SFAS No. 5, since, as stated in EITF D-80, "it is probable that a group of similar loans includes some losses even though the loss could not be identified to a specific loan." Additionally, the Company believes that its approach complies with SAB Topic 6:L and EITF D-80.

     The Company uses a formula-based approach to calculating its provision for bad debts. A separate calculation is prepared each quarter for each of the groups of Primary and Secondary Portfolio accounts based on the trailing 12-month actual charge-off experience, net of recoveries, as a percentage of the applicable average portfolio balance over the same time period. The Company uses its 12-month charge-off experience, given the relatively short weighted average life of the portfolio, to ensure that the loss rates derived incorporate the most recent charge-off trends and consider a full calendar year business cycle. The loss rates derived from this calculation are then multiplied with the ending balance of the applicable portfolios at each quarter end to determine the appropriate reserve. Because the charge-off experience of the Primary and Secondary Portfolio groups is generally consistent across the various markets in which the Company operates and the relative finance contract volume contributed by each market has been relatively consistent from year to year, the Company does not further segment the Primary and Secondary Portfolio loss reserve calculations by market.

     To the extent a customer has a claim under a credit insurance policy, the insurance payment made on the account by the third-party insurance company typically reduces the account balance before any amount is charged-off, otherwise it is included in recoveries. Since all finance contracts are secured by the products financed under the contracts, the Company has the ability to negotiate voluntary repossession of the financed products. The value of repossessed product and post-charge-off cash collections are included in recoveries when determining the Company's charge-off experience.

     As the Company only began retaining significantly more receivables on its balance sheet during the fiscal year ended January 31, 2009, it used the loss rate experience of the combined portfolio to estimate the loss rate for receivables not sold, as it expects the receivable performance to be consistent with the performance of the receivables sold to the QSPE. Beginning in August 2008, the Company began retaining virtually all new receivables generated on its balance sheet and then implemented a random allocation method in October 2008 to avoid adverse selection risks in both the receivable portfolio held by the QSPE and the receivable portfolio not sold to the QSPE.

     As appropriate, the Company adjusts the loss rate estimate if trends in portfolio performance, including delinquency and losses, changes in underwriting standards or external economic or regional factors suggest that the trailing 12-month loss rate may not be indicative of future loss expectations. For example, in the year ended January 31, 2006, the Company increased the reserve as a result of the new bankruptcy law that went into effect in October 2005. The majority of the Company's operations are located in Texas, with the remaining locations located nearby in southwest Louisiana and Oklahoma. As the Company and its customers have not experienced the same economic and consumer credit challenges as many other regions of the country, no adjustment to the reserve was made at January 31, 2009, as a result of the economic environment.
Additionally, since the weighted average life of the portfolio is so short (approximately 1.2 years for Primary Portfolio accounts and 1.7 years for Secondary Portfolio accounts) the loss rate calculation incorporates portfolio performance trends very quickly.

     While the Company makes minor changes in its underwriting guidelines from time-to-time, it has not made any significant changes to its underwriting standards or other lending policies, and has not changed contractual payment terms at origination over the past two fiscal years. Recently the Company raised the minimum credit score it would accept and raised down payment requirements, which it expects to lead to improved receivable quality. Typically, the primary effect of any changes in underwriting guidelines is a change in the relative volume of receivables underwritten for the Primary and Secondary Portfolios. Since the calculation for the allowance for bad debts already separately considers each of the portfolios, no adjustment to the reserve calculation has been necessary due to the changes made in underwriting guidelines.

     Since January 31, 2009, the combined portfolio performance has continued to improve and at this time the Company expects to report, at its next reporting date, an improved net charge-off rate and reduced delinquency percentage, with no significant change in the re-age percentage.

     The following tables show the reserve analysis and delinquency summary for the two years presented in the Company's Form 10-K:

 Reserve Analysis - for Receivables not Transferred to the QSPE

 Reserve Analysis as of January 31, 2009
 ---------------------------------------
 (dollars in thousands)                                                                                              Total
                                                                 Primary     Secondary     Legacy (1)     Other     Reserves
                                                                 -------     ---------     ----------     -----     --------
 Trailing 12-Month Charge-offs, net of Recoveries - Combined      14,505        7,171            789
 Average Portfolio Balance - Combined                            543,559      153,010          7,614
 Loss Rate - Combined                                               2.7%         4.7%          10.4%

 Receivable Balance at January 31, 2009 - Not Sold                81,926       19,648          6,224
 Calculated Reserve at January 31, 2009                            2,186          921            645        161       3,913

 Reserve Analysis as of January 31, 2008
 ---------------------------------------
 Trailing 12-Month Charge-offs, net of Recoveries - Combined                                     926
 Average Portfolio Balance - Combined                                                          9,468
 Loss Rate - Combined                                                                           9.8%

 Receivable Balance at January 31, 2008 - Not Sold                                             9,005
 Calculated Reserve at January 31, 2008                                                          881          -         881


(1) Prior to August 2008, when the Company began retaining new receivables on balance sheet, the Company had a small portfolio of receivables that were in run-off. The reserve for these receivables is calculated independently of the other receivables.

Customer Accounts Receivable Aging
 (dollars in thousands)
                             Year ended January 31,
                            -----------------------
                               2009          2008
                               ----          ----
Days Past Due:
Current                       95,143         4,738
1-30                           8,176         1,654
31-60                          1,552           613
61-90                          1,004           482
91-120                           780           327
121-150                          440           236
151-180                          188           219
181-209                           93           140
210+                             422           596
                            ---------       -------
Total                        107,798         9,005
                            =========       =======

Note 3. Interest in Securitized Receivables, page 74
----------------------------------------------------

     2. Please tell us in detail how you derived the market place participant assumptions used to measure the fair value of your interest in securitized assets at each balance sheet date. Please include a discussion of available market information such as quoted prices, reports issued by analysts and ratings agencies, current level of interest rates and directional movements in relevant indexes, as well as information about the performance of the underlying credit card receivables, such as delinquency rates and loss experience considered in developing the assumptions. Also address the extent to which assumptions, such as those related to net interest spread, credit risks, delinquency rates and loss experience, and risk reduction arrangements such as credit insurance and security interests reflect your own assumptions of what market participants would use in pricing your interests in securitized assets.

     The Company estimates the fair value of its Interests in securitized assets using a discounted cash flow model with most of the inputs used being unobservable inputs. The primary unobservable inputs, which are derived principally from the Company's historical experience, with input from its investment bankers and financial advisors, include the estimated portfolio yield, net credit loss rate, discount rate, payment rate and delinquency rate and reflect the Company's judgments about the assumptions market participants would use in determining fair value. In determining the cost of borrowings, the Company uses current actual borrowing rates, and adjusts them, as appropriate, using interest rate futures data from market sources to project interest rates over time. The following is a discussion of each of the key assumptions and the available market information used to develop the assumptions.

     - Interest Rates/Funding Cost - the valuation model uses the Company's current borrowing rates adjusted based on changes in quoted interest rate futures to estimate the underlying interest rate for future periods for the variable rate borrowings of the QSPE.

     - Discount Rate - the discount rate used in valuation is based on the one-year Treasury risk-free interest rate, plus the risk premium that the Company expects a market participant would use. In order to estimate the risk premium a market participant would require on the Company's interests in securitized assets, the Company talks to its bankers' structured finance teams at the end of each quarter for their perspective and references to applicable market data. In addition to the information provided in those discussions, the following are the data sources they have referred us to:

          o Publicly available market information regarding pricing and spreads on asset-backed securitization transactions.

          o The filings of other companies valuing residual assets from receivables securitizations.

          o The indicative risk premiums for bonds issued under the Company's securitization program, developed by investment bankers' trading desks. Because there is no trading activity in the Company's bonds, the indicative risk premiums are based on estimates by the trading desk after looking at trading data on other transactions.

     - Projected Expense - the valuation uses the contractual reimbursement rate, plus the actual rate for other fees collected, which have varied very little over time, plus a premium that the Company expects a market participant would require to maintain the portfolio performance at the same standard being achieved currently. The premium was based on the Company's review of the servicing fees required in other securitization transactions.

     - Expected Losses - the expected loss rate assumption is based in part on the Company's historical loss experience, plus a premium that the Company expects a market participant would require. The premium is set based on the range of the net loss rates experienced by the Company over time, in light of the performance of other consumer credit portfolios and reports issued by the agency rating the QSPE's bonds. The Company's historical experience, and thus this assumption incorporate the effects on losses of the benefits of the credit insurance policies sold to its customers and the benefits of the secured interest held in the products sold.

     - Portfolio Yield - the portfolio yield assumption is based on the Company's historical experience. Since all contracts are generated based on a fixed rate of interest, generally based on state statutory maximum rates, and the Company rarely varies the rate charged, it expects a market participant would utilize the historical experience.

     - Payment Rate - the payment rate assumption is based on the Company's historical experience. Since all contracts are generated based on standard terms, which rarely vary, and the weighted average life of the portfolio has varied very little over time, the Company expects a market participant would utilize the historical experience.

     - Delinquency Rate - the delinquency rate assumption is based on the Company's historical experience and is adjusted according to the Company's estimation of the expectations of a market participant, in light of recent trends in the portfolios and other consumer credit.

     3. We note your disclosure in various Form 8-K current reports filed throughout the year that you periodically re-age your credit portfolio. Please describe the policies and methods used to re-age the accounts in your credit portfolio to us in detail and the basis or rationale for re-aging the accounts. Also, please tell us, and quantify to the extent practicable, how your re-aging policy affects the aging of your credit accounts and the determination of delinquencies, charge-offs and recoveries, and historical loss rates, as well as the impact on the assumptions used to estimate the fair value of your interest in securities assets and probable losses on customer receivables not sold to your qualified special purpose entity for each year presented.

     Unlike many finance companies, the Company's finance programs are integral to its retail sales efforts. Accordingly, given the Company's focus on customer service and building long-term relationships with its customers, in administering its finance programs the Company strives to coach its customers into a habit of making consistent payments on amounts owed to the Company. As part of this effort, at times, when a customer experiences hardships (loss of job, extraordinary medical payments, etc.) the Company will work with the customer to help them arrange a payment plan that will result in ultimate collection of the receivable and allowing the customer to maintain a long-term relationship with the Company. One of the ways the Company works with its customers to achieve these goals is through its re-aging process. As a result of the re-aging process, the customer's account can be brought into a current status. The following are the core re-aging policies and methods used by the
Company:

     - Standard Extension - the customer pays the interest due on the account for the number of months past due and the contractual term on the contract is increased accordingly.

     - Hardship Extension - this program is available to customers that are 120+ days past due. If, over a two month period, the customer makes two full monthly payments and pays two months of interest, an account that is up to 210 days past due can be brought current. The contractual term on the contract is increased accordingly.

     - Revolving Account Re-age - if a revolving account customer that is past due makes two consecutive full monthly payments, the account can be brought current.

     - Due Date Changes - typically applies to customers that are working with a consumer credit counseling service and similar circumstances, which may not require a payment by the customer. The contractual term on the contract is increased, as applicable, based on the past due status of the account.

In addition to the requirements of the re-aging methods discussed above, the following are standard criteria that typically must be met before an account can be re-aged:

     -    A customer may be offered a re-age program only once every six months.

     - Collections personnel must contact the customer and verify contact information and source of income to verify the customer's ability to make payments.

     - Any exceptions to the above requirements must be approved by an authorized credit collection manager.

     - Over the past 24 months, the Company has re-aged each month, on average, approximately 2.8% of active, outstanding balances, with Standard and Hardship Extensions representing approximately 2.7%.

     The Company ages accounts based on the contractual due date and an account is considered delinquent if a payment is not received by the scheduled due date. Typically, if an account meets the requirements discussed above and is approved to be re-aged, the account is considered to be current. By offering these programs, many customers have been able to re-establish regular monthly payment schedules and pay-off their credit accounts, avoiding charge-off and the related negative credit bureau reporting ramifications. Ultimately, customers that are not able to maintain a regular monthly payment schedule after being re-aged will likely be charged-off or go through the voluntary repossession process. The re-age programs have been utilized consistently by the Company for many years and have not varied significantly over time. As a result, the Company has been able to maintain consistent delinquency, charge-off and re-age performance year after year. Since the re-aging of accounts has been a long-term, consistent practice of the Company and the delinquency trends, charge-off trends and payment rate trends inherently incorporate the effects of the re-aging process, typically no additional adjustment is necessary when completing the Company's estimate of fair value of its interests in securitized assets or the estimated loss reserve for customer receivables not sold to the QSPE. The act of re-aging an account does not have a direct impact on the loss reserve or loss rate assumption since the charge-off policy (120 or more days past due and seven-months with no payment) criteria would not be met if a valid, full-payment payment is made, whether the account is re-aged or not. Additionally, since the loss rate and loss reserve are calculated on the total receivable balances (see Question #1), the aging of the receivable has no direct impact on the loss rate or loss reserve calculations. Adjustment of the fair value assumptions or loss reserves estimates is considered when circumstances, portfolio performance or market trends, indicate a market participant may change their expectations about portfolio performance, as evidenced by the increase in the loss rate assumption used in the fair value calculation, beginning with the October 31, 2008 calculation.

     4. Please tell us how your delinquency rates, charge-offs and recoveries, aging policies and underwriting standards or other lending policies compare with other market place participates [sic] and the causes and other factors to which you attribute any significant differences. If meaningful, please tell us the differences between your proprietary standardized credit scoring model and pre-determined aging charge-off criteria described on page 13 and those of other market place participants.

     Given the Company's financing program focus on retail consumer credit, the following response is based on a comparison to consumer credit card lenders, which the Company believes are the most comparable market participants available for this review.

     The following summarizes the Company's comparison of data available from the Prime Credit Card ABS Index (from Fitch Ratings):

                                            Conn's                  Index
                                            ------                  -----
                                          Data range is for the past four years
    Delinquency Rate (60+ days)
   as of January 31st each year           6.6% to 7.6%        2% to 4% (approx.)

Charge-off Rate - Net of Recoveries       2.5% to 3.3%               N/A
     Charge-off Rate - Gross              3.1% to 3.7%        3% to 7% (approx.)

     While the Company does not have direct knowledge of the aging policies used by the companies in the index to determine delinquency statistics, it is aware that there are two common aging practices used - Contractual Aging and Recency Aging. The Company uses the Contractual Aging practice, which determines past due status based on the contractual due date, which is the number of days since the next contractual due date. Whereas, Recency Aging is based on the date the customer last made a payment. The Company believes the Contractual Aging practice provides a more accurate reflection of its customers' performance relative to their contractual obligation.

     With respect to underwriting and lending policies, the Company believes its proprietary scoring model gives it an advantage in managing credit risk. The Company understands that the majority of market participants in the credit card industry makes underwriting decisions based primarily on customer credit risk and typically lend on an unsecured basis with no down payments. However, the Company's underwriting process considers:

     - customer credit risk (87% of transactions include a review of the customer's bureau report by a trained underwriter),

     - product risk (the Company monitors charge-off performance by product category), and

     - down payment (the weighted average down payment received was between 8% and 10% over the past two fiscal years, with the average down payment on the Secondary Portfolio averaging over 20%).

     - Additionally, the vast majority of the Company's sales are of products that are durable home necessities that the customer will have in their home for years to come. Combined with the Company's secured interest in the product, the Company has significant leverage in the collection process that does not typically exist in credit card receivable collections as many purchases on a credit card are for consumables (food, gas, clothing, etc.) and are rarely, if ever, secured.

     The Company's pre-determined aging charging off criteria requires an account to be charged-off when it is 120 days or more past due and a payment has not been made on the account in seven months. The Company understands that credit card lenders' charge-off criteria generally are based solely on past due status. As discussed in Question #3, the Company's focus is on customer service and building long-term relationships with its customers. In administering its finance programs, the Company strives to coach its customers into a habit of making consistent payments on amounts owed to the Company. As compared to credit card companies whose primary focus is typically solely on its collection efforts, because of the high level of integration of the Company's finance programs with its retail sales efforts, the Company attempts to build a long-term retail sales and finance relationship with the customer.

     The Company believes that the unique nature of its underwriting and lending practices, as compared to credit card lenders, and its desire to build a long-term retail sales and finance relationship with the customer has allowed it to maintain consistent credit portfolio performance over a long period of time.

                                     ******

     Should any member of the Staff have any questions or additional comments regarding the responses to the Comment Letter set forth above, please do not hesitate to call the undersigned at (214) 855-7177.

                                                  Sincerely,



                                                  /s/ D. Forrest Brumbaugh
                                                  ------------------------
                                                  D. Forrest Brumbaugh

DFB:pl
Enclosures

cc:  William Thompson, Accounting Branch Chief, Securities and Exchange
     Commission
     Tony Watson, Accountant, Securities and Exchange Commission
     Scott Anderegg, Staff Attorney, Securities and Exchange Commission Ellie Bavaria, Special Counsel, Securities and Exchange Commission Thomas J. Frank, Sr., Conn's, Inc.
     Sydney K. Boone, Conn's, Inc.
     Michael J. Poppe, Conn's, Inc.